CARTER LEDYARD & MILBURN LLP
                                COUNSELORS AT LAW
                                  2 WALL STREET
                            NEW YORK, N.Y. 10005-2072
                                   -----------

                               TEL: (212) 238-8605
                               FAX: (212) 732-3232

                                September 2, 2005

VIA EDGAR
---------

Ms. Peggy A. Fisher
Assistant Director
Securities and Exchange Commission
450 Fifth St., N.W.
Mail Stop 6010
Washington, D.C. 20549-0506

                  Re:     RADA Electronic Industries Ltd.
                          Registration Statement on Form F-3 and
                          documents incorporated by
                          reference
                          Filed August 12, 2005
                          File No. 333-127491
                          -------------------
Dear Ms. Fisher:

        On behalf of our client, RADA Electronic Industries Ltd. (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to Mr. Adar Azancot, Chief Executive Officer of the Company, dated August 19, 2005 ("Comment Letter"), with respect to the Registration Statement on Form F-3 and documents incorporated by reference, filed with the Securities and Exchange Commission on behalf of the Company on August 12, 2005 (the "Registration Statement").

        Pursuant to Rule 472 under the Securities Act of 1933, we are simultaneously filing the Amendment No. 1 to the Company's Form 20-F as requested in the Comment Letter. We have repeated your numbered comments below and have provided a response to each comment.

        Form 20-F for the Year Ended December 31, 2004
        ----------------------------------------------

        Item 15. Controls and Procedures, page 76
        -----------------------------------------

        1. We note your conclusion regarding the effectiveness of your disclosure controls and procedures. However, the language that appears after the word "effective" does not fully comply with the definition of disclosure controls and procedures as contained in Rule 13a-15(e) of the Exchange Act. Please revise your filing to remove this language. Alternatively, if you elect to retain the language appearing after the word "effective," please revise your filing to ensure the language complies with the definition of disclosure controls and procedures contained in Rule 13a-15(e) of the Exchange Act.

        The Company has revised the filing to remove any language that does not fully comply with the definition of disclosure controls and procedures as contained in Rule 13a-15(e) of the Exchange Act.

        2. We note your statement that "all internal control systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can only provide reasonable assurance with respect to financial statement preparation and presentation." Please revise your filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at:
               http://www.sec.gov/rules/final/33-8238.htm.

        The Company has revised the filing in response to the comments.

        Consolidated Financial Statements, page F-1
        -------------------------------------------

        Report of Independent Auditors, page F-3
        ----------------------------------------

        3. We note that Luboshitz Kasiserer, an affiliate member of Ernst & Young International, issued their report dated June 23, 2003 on your financial statements for the year ended December 31, 2002 and that their report references the auditing standards established by the Public Company Accounting Oversight Board (United States). However, it does not appear that Luboshitz Kasiserer is registered with the Public Company Accounting Oversight Board. Please note that an unregistered firm cannot update their report to be performed in accordance with the Public Accounting Oversight Board Standards (United States). Please have your former auditor revise its report to remove the reference to the Public Accounting Oversight Board Standards (United States) and please file an amendment to your Form 20-F to include the revised report. Please also file an amendment to your Form F-3 to update the consent of your former auditor to reference the amended Form 20-F.

        The Company advises the Staff that pursuant to Public Company Accounting Oversight Board (the "PCAOB") Rule 3200T, the standards of the PCAOB incorporated generally accepted auditing standards, as described in the AICPA Auditing Standard Board's Statement on Auditing Standard No. 95, Generally Accepted Auditing Standards ("SAS No. 95"), in existence on April 16, 2003 (the "PCAOB Standards"). As of June 23, 2003, the date of Luboshitz Kasierer auditor's report, the PCAOB Standards were the same as auditing standards generally accepted in the U.S. (that is SAS No. 95) because PCAOB Auditing Standard No.1 was not approved by the SEC until May 14, 2004.

        Luboshitz Kasierer advised the Company that they conducted their audit of the Company's financial statements for the year ended December 31, 2002 in accordance with the standards of the PCAOB. Please be advised that Luboshitz Kasierer was not required to be registered with the PCAOB as of June 23, 2003.

        Statement of Cash Flows, page F-7
        ---------------------------------

        4. Revise your filing to separately present the proceeds and repayments of your short-term bank credits and loans within your statement of cash flows or tell us why you believe these items qualify for net reporting. Refer to paragraphs 11-13 of SFAS 95.

        The Company has revised its statement of cash flows to separately present the proceeds and repayments of loans. Management believes that the short-term bank credits qualify for net reporting according to paragraph 11-13 of SFAS 95. The short term bank credit is a revolving line of credit with the bank up to a certain amount, which is utilized and paid down by the Company on an ongoing basis during the year. The turnover is quick and the movement (utilization and repayments) in this credit account is on a monthly basis.

        Notes to Consolidated Financial Statements, page F-9
        ----------------------------------------------------

        Note 2. Significant Accounting Policies, page F-9
        -------------------------------------------------

        m. Concentrations of Credit Risk, page F-13
        -------------------------------------------


        5. We note that you have an outstanding long-term receivable to your CEO and former officer of $983,000 as of December 31, 2004 and 2003 and that you are currently in litigation with these officers regarding such loans. We further note your disclosures on page F-21 and F-22 that you have various legal proceedings outstanding with your former CEO and officers in part relating to these receivables. Please tell us and revise your filing to explain how you have determined that these outstanding receivables are collectible as of December 31, 2004.

        The Company advises the Staff that the outstanding balance of long-term receivables relates to personal loans of former officers, and that the Company has commenced recovery proceedings against those former officers. They in turn are seeking declarative relief, stating that the loans have been forgiven. There are several pending legal proceedings between the Company and its former CEO concerning, among other things, the recovery of damages caused to the Company as a result of his acts, which acts constituted a breach of his fiduciary duty to the Company.

        As of December 31, 2004, the Company had made a specific provision of $536,000 relating to the outstanding long term receivables from its former CEO and another officer in the total amount of $983,000, which amount is presented in other payables and accrued expenses and disclosed in Note 9 to the Company's consolidated financial statements (included as part of the provision for legal proceedings of $748,000). Accordingly, as of December 31, 2004, the outstanding long term receivables from the former CEO and the other officer, net of provisions, were $447,000. In addition, approximately 15% of the outstanding balance of the loans is secured in a trustee bank account that relates to severance payment deposits (off balance sheet) in favor of one officer that will not be released until the matter is resolved.

        Management believes that the Company has strong argument to recover the loans and that the arguments of the CEO and the other former officer will be dismissed. This belief is based in part on an opinion from its counsel that the Board resolution that allegedly relieved the former CEO from repaying the loan provided to him was unlawful on several grounds and in contradiction with several statutory provisions of the Israeli Companies Law. As for the loan to the former officer, his defense is based on an alleged promise from the former CEO that in the future he would be relieved from repayment of the loan.

        As of the date of the approval of the Company's financial statements in 2005, both claims were pending in the Labor Court of Tel Aviv and a substantial portion of the evidence had already been heard. Based on the above, management has concluded that the CEO and the other former officer have the personal financial ability to repay such amounts and management and its legal counsel believe that the remaining balance of the long-term receivables as of December 31, 2004 reflects the probable recoverability of these loans.

        Please see revised Note 2m.

        p. Revenue Recognition, page F-14
        ---------------------------------

        6. We note that your revenues from certain arrangements may include multiple elements within a single contract and that you account for these arrangements as one unit of accounting under EITF 00-21. Please tell us and revise your filing to explain in more detail the nature of any multiple element arrangements that are within the scope of EITF 00-21 and why you believe it is appropriate to account for these as one unit of accounting. Disclose when you recognize revenue on these arrangements.

        The Company advises the Staff that there were two arrangements in 2004 and 2003, which included multiple elements within a single contract that were accounted for under EITF 00-21 and SAB 104. In 2002, no arrangements were accounted for under EITF 00-21. These arrangements in 2004 and 2003 included multiple elements, mainly: (i) hardware kits (flight data recorders) to be provided that do not require customization and (ii) other services (mainly training and integration services). Management concluded that there is no objective and reliable evidence of fair value for the undelivered elements in accordance with paragraph 9(b) of EITF 00-21. Accordingly, since the above elements are not sold separately, the arrangements were considered one unit of accounting.

        The Company considered Question 2 and 3 of SAB 104 (Topic 13-Delivery and Performance, c) inconsequential or perfunctory performance obligations) and concluded that the remaining performance obligations in these arrangements are inconsequential or perfunctory due to the following: 1) the undelivered items are not essential to the functionality of the delivered products; 2) the customer is not entitled to a right of return or a refund on the fees for the delivered products, even if the undelivered elements of the arrangement are not provided; 3) the Company has a demonstrated history of completing the remaining tasks in a timely manner and reliably estimating their costs; 4) the skills required to complete the remaining activity are not specialized and are readily available in the marketplace; and 5) contract fees related to the delivered elements were payable in full upon delivery of the respective kits.

        In the Company's arrangements, the undelivered elements (mainly training, integration services, etc.) are inconsequential and not essential to the functionality of the hardware kits delivered, as the kits are standard products that are sold on a standalone basis and upon delivery are installed and used in the customers' planes. It should be noted that the Company provided the customers with two working kits that were installed and tested on the customer's planes prior to entering into the above arrangements. In addition, the training did not require any changes to features or capabilities of the equipment and could be performed by the customer itself or one of its approved vendors. Accordingly, revenues for the above kits which provide for over 90% of the total arrangement fees were recognized upon the delivery of the respective kits and revenues relating to the other services are recognized when services are rendered.

           See also revised Note 2p to the financial statements and revised Form 20-F.

        7. We further note on page 19 and throughout the filing that your arrangements include software packages. Please tell us how you have considered SOP 97-2 and EITF 03-05 in your revenue recognition policies for sales including software.

        The Company advises the Staff that in general, it sells certain products that include a software component. The software component is never sold on a standalone basis and is always part of a hardware product no marketing efforts are focus on the software and the Company does not provide post delivery customer support for the software component. Although the embedded software may be necessary for the product to function, the software is deemed to be incidental to the hardware products that are sold. The products are not considered software- related according to the guidance for

EITF 03-05 and are excluded from the scope of SOP 97-2. Any sales of hardware including software were recognized by the Company in accordance with SAB 104.

        The PERFORMS software package discussed on page 19 was in substance research and development services provided to one customer at a fixed fee, whereby the Company was not obligated to deliver an end product. Rather, it provided research and development services as a subcontractor in order to develop a system which provides data logging and fatigue analysis for all F-16 aircraft users (there was no other sales of PERFORMS). Therefore, the services provided with respect to PERFORMS were accounted for in accordance with SAB 104.

        The SIMNET ground debriefing station discussed on page 16 is a complementary product to the Company's airborne systems. This hardware system, which includes embedded software, is used to replay recorded data from the Company's airborne products (DAS and FACE) and the data is analyzed in the ground debriefing stations. It is not a standalone product and is always sold as a complementary product to the airborne systems. .

        Note 7. Intangible Assets, net, page F-20
        -----------------------------------------


        8. We note that you recorded $758,000 and $251,000 of impairment related to specific test system program sets for the year ended December 31,2003 and 2002, respectively and that these charges were recorded because you did not anticipate future revenues on specific Test Systems Program Sets. We further note on page F-9 that you changed the useful life of the intangibles from five to ten years during 2003. Tell us why you concluded it was appropriate to change the useful life from five to ten years for your test systems program sets at the same time you were recording an impairment of similar assets.

        The Company advises the Staff that the useful lives of the intangible were accelerated from a range of eight to 18 years to a range of five to ten years. Please see revised Note 1e which explains more accurately the change in estimate.

        During 2002 and 2003, the impairment charges of $251,000 and $758,000 were recorded with respect to specific TPSs identified based on aircraft type, due to the rapid and dynamic changes in the airline industry and the aircraft business. Management concluded that no material revenues will be derived from those TPSs in the future.

        In 2003, as a result of a reassessment performed by management of the remaining TPSs which all serve modern aircraft, the useful lives by aircraft type were accelerated according to the Company's estimate of the expected lives of the aircraft systems which the respective TPS's serve, from a range of eight to 18 years to a range of five to ten years, respectively.

        Note 10. Commitments and Contingent Liabilities, page F-21
        ----------------------------------------------------------

        9. You state that you have recorded floating charges on your assets and specific charges on certain of your assets in respect to your liabilities to banks and other creditors. Please tell us and revise your filing to disclose the nature of your liabilities under your bank and other creditor arrangements. Clarify why you record floating charges and specific charges on your assets. Within your discussion, please tell us how you account for these charges within your consolidated financial statements.

        The Company advises the Staff that it has registered floating charges on all of its tangible assets (mainly its factory and equipment) and intangible assets in favor of two banks and private creditors. It is standard practice in Israel for financing providers to place floating charges on a debtor's assets in order to allow it to be able to operate in the ordinary course of business. The banks provided the Company with loans and the private creditor's request was in respect of the private placement that took place in July 2004, in which the Company issued, among other instruments, convertible notes. The pledges ensure compliance with the terms of the financings that the Company received.

        The specific charges on certain assets of the Company relate to a pledge that was placed in October 2004 on a short term bank deposit of $1 million in favor of a bank and was related to performance guarantees the bank provided to the Company's customers (see response to comment no.10 below).

        Management believes that the pledges (charges) placed on the Company's assets should be disclosed, but do not have any accounting implications.

        10. We note that you have obtained $3.1 million in guarantees on behalf your customers and suppliers in the ordinary course of business. We further note your disclosure on page F-10 that you have restricted cash of $1 million related to guarantees your customers. Tell us and revise your filing to explain the nature of your obligations under these guarantees, including the approximate term of these guarantees, how the guarantees arose, the events or circumstances that would require you to perform under these guarantees, and other disclosures required by paragraph 13 of FIN 45. Within your discussion, please tell us and revise to state why you have restricted cash of $1 million related to guarantees for your customers.

        The Company advises the Staff that in its development contracts, the Company is required to design, develop, manufacture, or modify and re-engineer complex equipment to the customer's specification. The Company's right to receive payment depends on its performance in accordance with the agreement. In these types of contracts, it is a standard practice for customers to seek guarantees to secure advances received by the Company at commencement of a project and its performance of operational milestones according to the contract.

        Accordingly, one of the Company's banks required that it have restricted cash of $1 million in a deposit account with the bank to partially secure the bank guarantees provided on the Company's behalf.

        Please see revised Note 10f to comply with the disclosures required by paragraph 13 of FIN 45.

        Note 11. Shareholder's Equity, page F-23
        ----------------------------------------


        11. We note you have determined the fair value of the warrants and investment rights that were issued in 2003 and 2004 based upon an analysis completed by an independent third party valuation firm. While you are not required to make reference to such, you should disclose the name of the expert and include the consent of the expert since the reference is made in a 1933 Act filing. Alternatively, remove such reference to an expert and disclose how management determined the validity of the valuation that was obtained and used in the determination of the fair value of the warrants and investments rights.

        Please see revised Note 11. The Company removed the reference to an expert from Note 11 and disclosed how management determined the validity of the valuation that was used to determine the fair value of the warrants and investment rights.

        12. We note that you issued warrants to purchase 3,781,995 shares of common stock to your banks in conjunction with your debt restructuring in 2003. We also note that you issued warrants to purchase 1,100,000 shares of common stock to the same banks. However, it is unclear whether the warrants to purchase 1,100,000 shares of common stock were issued as part of the restructuring or as part of a separate transaction. It is also unclear how you accounted for the 1,100,000 warrants. Please tell us and revise the filing to clarify whether the 1,100,000 warrants were issued as part of the restructuring and how you have accounted for the issuance of the 1,100,000 warrants.

        The Company advises the Staff that the warrants to purchase 1,100,000 ordinary shares were issued to the banks as part of the debt restructuring. As described in Note 11c, the debt restructuring was accounted for in accordance with FAS 15. The gain on extinguishment of debt is the difference between the carrying value of the debt and the consideration paid to the banks. The consideration paid to the banks was comprised of $1,100,000 in cash and warrants (1,100,000 warrants having an exercise price of $2.00 per share for a term of five years and 3,781,995 warrants having an exercise price of $0.001 per share, for a term of 2.5 years and a lock up period of 18 months). The fair value of these warrants was determined using the Black and Scholes model and was recorded as additional paid in capital. Please see revised Note 11.

        I have been authorized by our client to acknowledge that: (i) the Company is responsible for the accuracy of the disclosure in its filings; (ii) comments by the Staff, or changes to disclosure in response to comments by the Staff, do not foreclose the

Commission from taking any actions with respect to the Company's filings; and
(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any further questions, please do not hesitate to contact me.

                                            Very truly yours,

                                            /s/Steven J. Glusband
                                            Steven J. Glusband


SJG:kg
Enclosures

cc:     RADA Electronic Industries Ltd.